UniCredito Italiano

02 NOV -4 AM 10:16

FAX CONFIRMATION

File No. 82 - 3185

02055653

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
U.S.A.

Milan, October 18th, 2002

SUPPL

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Extraordinary Shareholders Meeting of UniCredito Italiano, which will be published in the Official Gazette of the Italian Republic on October 19th, 2002.

The above Notice will be also published in the "Sole 24 Ore", "La Repubblica" (Italian edition) on October 19th 2002, in the "Financial Times" (European edition) on October 21th, 2002.

With kindest regards, we remain,

Yours faithfully,

UniCredito Italiano
Direzione Centrale

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Affari Societari e Legali
/RP

MDUNI0002 (ed. 4/2000)

UniCredito Italiano

A joint stock company
Registered office: Via Dante 1, Genoa (Italy)
Head office: Piazza Cordusio, Milan (Italy)
Registered with the Genoa Court, tax code and Vat number no. 00348170101
and with the Banks Register and belonging to the UniCredito Italiano Banking Group,
registered with the Banking Groups Register under Code no. 3135.1.
Member of the Interbank Deposit Protection Fund
Capital: € 3,139,297,891 fully paid up.

The Shareholders of UniCredito Italiano are called to an Extraordinary Shareholders' Meeting to be held on November 20, 2002 at 6.00 P.m. in Genoa - via Dante, 1 - and, if necessary, on second and third call, on November 21, 2002 at 6.00 p.m. and November 22, 2002 at 3.30 p.m. respectively, at the same place, to discuss and to resolve on the following

AGENDA

1. Amendment of articles 1, 5, 6, 7, 8, 9, 13, 14, 15, 17, 19, 21, 22, 25, 28, 29, 36 e 38 of the by-laws; amendment of article 19 of the Regulations governing general meetings and addition of the numeration to the paragraphs of the articles of the same;
2. Approval of the merger plan to incorporate ONBanca S.p.A into UniCredito Italiano S.p.A.; following amendments to the by-laws.

The meeting may be attended by the holders of ordinary shares who have received, pursuant to Art. 85 of Decree no. 58 of 24 February 1998, the proper certification issued by a broker belonging to the centralized custody and settlement system run by Monte Titoli S.p.A.

The documentation concerning the first point on the agenda will be filed at the Bank's registered office and Head Office, as well as at Borsa Italiana S.p.A., the Italian Stock Exchange managing company, as required by current regulations; the documentation concerning the second point on the agenda is filed at the Bank's registered office and Head Office, as well as at Borsa Italiana S.p.A., the Italian Stock Exchange managing company, as required by current regulations, shareholders can require for copy of the above documentation.

THE CHAIRMAN OF THE BOARD OF DIRECTORS

The shareholders are kindly invited to arrive earlier than the scheduled time to make the preliminary proceedings easier and to start the meeting on time.
As provided for by Art. 13 of the Articles of Association, "except where otherwise governed by current laws on proxy votes, shareholders with the right to attend the Annual General Meeting may be represented by third parties (whether shareholders or not), in accordance with Article 2372 of the Civil Code, by means of a written ***proxy notice*** *on which the shareholder's signature has been* ***certified*** *by a member of the Board of Directors, a member of the company's executive staff, a public notary, a consular authority, or the intermediary belonging to the centralized custody and settlement system which has issued the documents required for the vote.*
Information on attendance procedures is available by calling the number +39 (02) 8862.8697/8590 on working days between 8:30 a.m. and 1:00 p.m. or between 2:00 and 5:00 p.m.